UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Aramark

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03852U106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03852U106	13G	Page 2 of 20 pages

1	Name of Reporting Persons Warburg Pincus Private Equity IX, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person PN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of common stock, par value $0.01 (“Common Stock”), of Aramark, a Delaware corporation (the “Issuer”) other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended October 3, 2014 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 3 of 20 pages

1	Name of Reporting Persons Warburg Pincus IX GP L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person PN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 4 of 20 pages

1	Name of Reporting Persons WPP GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 5 of 20 pages

1	Name of Reporting Persons Warburg Pincus Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person PN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 6 of 20 pages

1	Name of Reporting Persons Warburg Pincus Partners GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 7 of 20 pages

1	Name of Reporting Persons Warburg Pincus & Co.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person PN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 8 of 20 pages

1	Name of Reporting Persons Warburg Pincus LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person OO

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 9 of 20 pages

1	Name of Reporting Persons Charles R. Kaye
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person IN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

CUSIP No. 03852U106	13G	Page 10 of 20 pages

1	Name of Reporting Persons Joseph P. Landy
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 27,095,956(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 27,095,956(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,095,956(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 11.56%(2)
12	Type of Reporting Person IN

(1)	The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock other than the Common Stock owned of record by the reporting person.
(2)	Calculations are based upon 234,462,317 shares of Common Stock of the Issuer outstanding, as stated in the Issuer’s Annual Report on Form 10-K for the fiscal period ended June 27, 2013 filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2014.

SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Schedule 13G filed on February 14, 2014 (the “Original Schedule 13G” and together with the Amendment, the “Schedule 13G”).

Item 1(a)	Name of Issuer.

The name of the issuer is Aramark, a Delaware corporation (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at 1101 Market Street, Philadelphia, Pennsylvania 19107.

Item 2(a)	Name of Person Filing.

This Schedule 13G is filed on behalf of Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership (“WP IX”); Warburg Pincus IX GP L.P., a Delaware limited partnership (“WP IX GP LP”), the general partner of WP IX; WPP GP LLC, a Delaware limited liability company (“WPP GP”), the general partner of WP IX GP LP; Warburg Pincus Partners, L.P., a Delaware limited partnership (“WP Partners”), the managing member of WPP GP; Warburg Pincus Partners GP LLC, a Delaware limited liability company (“WP Partners GP LLC”), the general partner of WP Partners; Warburg Pincus & Co., a New York general partnership (“WP”), the managing member of WP Partners GP LLC; Warburg Pincus LLC, a New York limited liability company (“WP LLC”), the manager of WP IX; and Charles R. Kaye and Joseph P. Landy, each a United States citizen and a Managing General Partner of WP and a Co-Chief Executive Officer and Managing Member of WP LLC who may be deemed to control the Warburg Pincus Reporting Persons (as defined below).

Each of Messrs. Kaye and Landy, together with WP IX, WP IX GP LP, WPP GP, WP Partners, WP Partners GP LLC, WP and WP LLC are collectively referred to herein as the “Warburg Pincus Reporting Persons”.

Item 2(b)	Address of Principal Business Office.

The principal business address of each of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York 10017.

Item 2(c)	Citizenship.

See Item 2(a).

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

03852U106

Item 3	If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);

(e)	☐	An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K).

Item 4	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

WP IX is the record owner of the 27,095,956 shares of Common Stock of the Issuer and is a party to that certain Amended and Restated Stockholders Agreement, dated as of December 10, 2013, by and among the Issuer, ARAMARK Intermediate HoldCo Corporation and the other stockholders named therein (the “Stockholders Agreement”). The Stockholders Agreement provides, among other things, that the board of directors of the Issuer (the “Board”) shall include a designee of each of (i) the WP Investor Group (i.e., WP IX and any permitted transferees thereof which is an investment fund that is directly or indirectly managed or advised by WP LLC), (ii) an affiliate of CCMP Capital Advisors, LLC (“CCMP”) or, if such affiliate is no longer a member of the CCMP Investor Group, then, the CCMP Investor Group (i.e., certain affiliates of CCMP and J.P. Morgan Partners, LLC (“J.P. Morgan Partners”) and certain of their permitted transferees), (iii) the GSCP Investor Group (i.e., certain affiliates of GS Capital Partners V Fund, L.P. (“GS Capital Partners”) and certain of their permitted transferees) and (iv) the THL Investor Group (i.e., certain affiliates of Thomas H. Lee Partners, L.P. (“Thomas H. Lee Partners”) and certain of their permitted transferees), subject to certain limitations. The Stockholders Agreement further provides that each of the WP Investor Group, the GSCP Investor Group, the CCMP Investor Group, the THL Investor Group and Joseph Neubauer (or his estate and any transferee of Mr. Neubauer or his estate) shall vote all of its shares to effect the provisions of the Stockholders Agreement, including, but not limited to, the obligation to vote in favor of any prospective Board member designated or nominated in accordance with the Stockholders Agreement.

Because of the foregoing, the Warburg Pincus Reporting Persons may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with CCMP, J.P. Morgan Partners, GS Capital Partners, Thomas H. Lee Partners, Mr. Neubauer and certain of their affiliates. As a result, the Warburg Pincus Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be beneficially owned by such persons. Accordingly, on this basis, the Warburg Pincus Reporting Persons might be deemed to beneficially own, in the aggregate, (i) the 13,267,644.0061 shares of Common Stock of the Issuer reported as beneficially owned by CCMP on that certain Form 4 filed by CCMP with the SEC on December 19, 2014, (ii) the 13,266,378 shares of Common Stock of the Issuer reported as beneficially owned by J.P. Morgan Partners on that certain Form 4 filed by J.P. Morgan Partners with the SEC on December 19, 2014, (iii) the 26,539,082.0527 shares of Common Stock of the Issuer reported as beneficially owned by GS Capital Partners on that certain Form 4 filed by GS Capital Partners with the SEC on February 5, 2015, (iv) the 26,532,761 shares of Common Stock of the Issuer reported as beneficially owned by Thomas H. Lee Partners on that certain Form 4 filed by Thomas H. Lee Partners with the SEC on February 5, 2015, and (v) the 14,920,843.0467 shares of Common Stock of the Issuer reported as beneficially owned by Mr. Neubauer on that certain Form 4/A filed by Mr. Neubauer with the SEC on January 29, 2015. Except as described above, the Warburg Pincus Reporting Persons do not have actual knowledge of any shares of Common Stock of the Issuer that may be beneficially owned by each of CCMP, J.P. Morgan Partners, GS Capital Partners, Thomas H. Lee Partners, Mr. Neubauer and their affiliates. The foregoing summary of each Schedule 13G referenced above is qualified in its entirety by reference to each such filing.

Each of the Warburg Pincus Reporting Persons hereby disclaims beneficial ownership of any shares of Common Stock of the Issuer that may be beneficially owned by CCMP, J.P. Morgan Partners, GS Capital Partners, Thomas H. Lee Partners, Mr. Neubauer and their respective affiliates. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of such shares of Common Stock of the Issuer for purposes of Section 13(d) of the Exchange Act.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Common Stock of the Issuer.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The joint filing agreement among the Warburg Pincus Reporting Persons to file this Schedule 13G jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. Each Warburg Pincus Reporting Person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned of record by such Warburg Pincus Reporting Person.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Inapplicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2015	WARBURG PINCUS PRIVATE EQUITY IX, L.P.

	By:	Warburg Pincus IX GP L.P., its General Partner

	By:	WPP GP LLC, its General Partner

	By:	Warburg Pincus Partners, L.P., its Managing Member

	By:	Warburg Pincus Partners GP LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Date: February 9, 2015	WARBURG PINCUS IX GP L.P.

	By:	WPP GP LLC, its General Partner

	By:	Warburg Pincus Partners, L.P., its Managing Member

	By:	Warburg Pincus Partners GP LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Schedule 13G Signature Page

Date: February 9, 2015	WPP GP LLC

	By:	Warburg Pincus Partners, L.P., its Managing Member

	By:	Warburg Pincus Partners GP LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Date: February 9, 2015	WARBURG PINCUS PARTNERS, L.P.

	By:	Warburg Pincus Partners GP LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Date: February 9, 2015	WARBUR PINCUS PARTNERS GP LLC

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Date: February 9, 2015	WARBURG PINCUS & CO.

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Partner

Schedule 13G Signature Page

Date: February 9, 2015	WARBURG PINCUS LLC

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Managing Director

Date: February 9, 2015	CHARLES R. KAYE

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

Date: February 9, 2015	JOSEPH P. LANDY

	By:	/s/ Robert B. Knauss
Name: Robert B. Knauss
Title: Attorney-in-Fact*

*	The Power of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities & Exchange Commission on November 26, 2013 as an exhibit to a statement on Form 4 filed by Warburg Pincus Private Equity IX, L.P. with respect to Laredo Petroleum Holdings, Inc. (now known as Laredo Petroleum, Inc.) and is hereby incorporated by reference.

Schedule 13G Signature Page

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated February 9, 2015, by and among the Warburg Pincus Reporting Persons.